EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges

Consolidated

(Thousands of Dollars)

	12 months ended June 30, 2008	Years Ended December 31
		2007	2006	2005	2004
Fixed charges, as defined:
Interest charges	$79,748	$80,095	$88,426	$84,952	$84,746
Amortization of debt expense and premium - net	5,624	6,345	7,741	7,762	8,301
Interest portion of rentals	1,552	1,612	1,802	2,394	2,443

Total fixed charges	$86,924	$88,052	$97,969	$95,108	$95,490

Earnings, as defined:
Income from continuing operations	$58,974	$38,475	$72,941	$44,988	$35,453
Add:
Income tax expense	36,452	24,334	41,986	25,764	21,506
Total fixed charges above	86,924	88,052	97,969	95,108	95,490

Total earnings	$182,350	$150,861	$212,896	$165,860	$152,449

Ratio of earnings to fixed charges	2.10	1.71	2.17	1.74	1.60